UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2006
Commission File Number: 000-51631
WIDERTHAN CO., LTD.
(Translation of registrant’s name into English)
17F, K1 REIT Building, 463
Chungjeong-RO 3-GA
Seodaemun-GU
Seoul, 120-709, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

     On September 12, 2006, WiderThan Co., Ltd. (the “Company”) issued a press release announcing that it had entered into a Combination Agreement (the “Combination Agreement”) among the Company, RealNetworks, Inc., a Washington corporation, and RN International Holdings B.V., an indirect subsidiary of RealNetworks, Inc. organized under the laws of the Netherlands (the “Offering Subsidiary”) pursuant to which the Offering Subsidiary will offer to acquire up to all of the outstanding common shares and American Depositary Shares of the Company in an all-cash tender offer for $17.05 per share. The tender offer is subject to various closing conditions and is expected to be completed during the first quarter of 2007. The holders of approximately 44% of the Company’s outstanding capital stock have agreed to support the transaction and to tender their shares in the tender offer, subject to the terms of their voting and tender agreements. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. A copy of the Combination Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits

99.1	Press Release issued by WiderThan Co. Ltd. and RealNetworks, Inc. on September 12, 2006

99.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co. Ltd. dated as of September 12, 2006

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WIDERTHAN, CO., LTD.
By:	/s/ Hoseok Kim
	Name:	Hoseok Kim
	Title:	Chief Financial Officer

Date: September 14, 2006